Vanguard Precious Metals and Mining Fund

Supplement to the Prospectus and Summary Prospectus Dated
May 28, 2013

Prospectus and Summary Prospectus Text Changes
The following replaces similar text under the heading "Investment Advisor":
Portfolio Manager
Randeep Somel, CFA, Portfolio Manager at M&G.
He has managed the Fund since 2013.

Prospectus Text Changes
The following replaces similar text under the heading Investment Advisor:
The manager primarily responsible for the day-to-day management of the Fund is:
Randeep Somel, CFA, Portfolio Manager at M&G.
He has worked in investment management and has been with M&G since 2005, has managed investment portfolios since 2012, and has managed the Fund since 2013. Education: B.Sc.,Birmingham University.

CFA is a trademark owned by CFA Institute.

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Vanguard Marketing Corporation, Distributor. PS 53 112013